OMB APPROVAL
OMB Number:	3235-0145
Expires:	January 31, 2006
Estimated average burden
hours per response . . . 15

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

Danaher Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

23585110

(CUSIP Number)

Michael G. Ryan

2099 Pennsylvania Avenue, NW 12th Floor

Washington DC 20006-1813

(202) 828-0060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 23585110

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Equity Group Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power None
8. Shared Voting Power None
9. Sole Dispositive Power None
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 23585110

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Equity Group Holdings II LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power None
8. Shared Voting Power None
9. Sole Dispositive Power None
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 23585110

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven M. Rales
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power 31,109,673
8. Shared Voting Power None
9. Sole Dispositive Power 31,109,673
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,109,673
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 23585110

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mitchell P. Rales
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power 30,365,514
8. Shared Voting Power None
9. Sole Dispositive Power 30,365,514
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,365,514
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.8%
14.	Type of Reporting Person (See Instructions) IN

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 21)

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

Danaher Corporation

EXPLANATORY NOTE

The transactions reported in this Amendment No. 21 to Schedule 13D (the “Amendment”) relate to Danaher shares owned individually or jointly by Steven M. Rales and Mitchell P. Rales, which have been distributed, for no consideration, in equal proportions to each of Steven M. Rales (or entities that he owns) and Mitchell P. Rales (or entities that he owns). These distributions are being made for financial planning and estate planning purposes. None of these reported transactions involves a sale of shares. The combined holdings of Steven M. Rales and Mitchell P. Rales remain unchanged at 61,475,187 shares.

This Amendment amends and supplements, in accordance with Rule 13d-2, the Schedule 13D and amendments thereto previously filed by and on behalf of the Reporting Persons.

This Amendment is being filed to report the termination of the reporting obligations of Equity Group Holdings LLC as a result of the distribution on March 29, 2007 of 20,000,000 shares of common stock of Danaher Corporation by Equity Group Holdings LLC in the amount of (i) 10,000,000 shares to limited liability companies of which Steven M. Rales is the sole member and (ii) 10,000,000 shares to limited liability companies of which Mitchell P. Rales is the sole member. In addition, this Amendment is being filed to report the termination of the reporting obligations of Equity Group Holdings II LLC as a result of the distribution on March 29, 2007 of 3,692,482 shares of common stock of Danaher Corporation to Steven M. Rales (1,846,241 shares) and Mitchell P. Rales (1,846,241 shares).

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

As of the date hereof, neither Equity Group Holdings LLC nor Equity Group Holdings II LLC beneficially owns any shares of the approximately 309,100,000 shares outstanding on February 26, 2007 (“Shares Outstanding”), as disclosed in Danaher Corporation’s Form 10-K for the year ended December 31, 2006.

As of the date hereof, Steven M. Rales is the beneficial owner of 31,109,673 shares of common stock representing approximately 10.1% of the approximately 309,100,000 Shares Outstanding, which ownership consists of (i) 22,000,000 shares owned by limited liability companies (SMRDHR LLC, SMRDHR II LLC and SMRDHR III LLC) in which Stephen M. Rales is the sole member, (ii) 9,007,370 shares owned directly by Steven M. Rales, (iii) 2,303 shares attributable to Steven M. Rales’ 401(k) account and (iv) 100,000 shares owned by a charitable foundation of which Steven M. Rales is a director. Steven M. Rales disclaims beneficial ownership of all shares that are owned directly or indirectly by Mitchell P. Rales and also disclaims beneficial ownership of all shares held through a charitable foundation. Concurrently with the filing of the Amendment, Steven M. Rales is filing a Schedule 13D to report his beneficial ownership of the shares of common stock.

As of the date hereof, Mitchell P. Rales is the beneficial owner of 30,365,514 shares representing approximately 9.8% of the Shares Outstanding, which ownership consists of (i) 22,000,000 shares owned by limited liability companies (MPRDHR LLC, MPRDHR II LLC and MPRDHR III LLC) in which Mitchell P. Rales is the sole member, (ii) 7,827,172 shares owned directly by Mitchell P. Rales, (iii) 41,302 shares attributable to Mitchell P. Rales’ 401(k) account, (iv) 422,040 shares owned by an IRA for the benefit of Mitchell P. Rales and (v) 75,000 shares owned by a charitable foundation of which Mitchell P. Rales is a director. Mitchell P. Rales disclaims beneficial ownership of all shares that are owned directly or indirectly by Steven M. Rales and also disclaims beneficial ownership of all shares held through a charitable foundation. Concurrently with the filing of the Amendment, Mitchell P. Rales is filing a Schedule 13D to report his beneficial ownership of the shares of common stock.

Shares held by SMRDHR LLC, SMRDHR II LLC, SMRDHR III LLC, MPRDHR LLC, MPRDHR II LLC and MPRDHR III LLC are pledged to secure lines of credit with certain financial institutions and each of these entities is in compliance with these lines of credit. Some of the shares held directly by Steven M. Rales and/or Mitchell P. Rales are pledged as collateral to secure a loan of Shares by Capital Yield Corporation, an entity owned by Messrs. Steven M. Rales and Mitchell P. Rales.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2007

By:	/s/ Steven M. Rales
Steven M. Rales

By:	/s/ Mitchell P. Rales
Mitchell P. Rales

EQUITY GROUP HOLDINGS LLC

By:	/s/ Michael G. Ryan
Michael G. Ryan, Vice President

EQUITY GROUP HOLDINGS II LLC

By:	/s/ Michael G. Ryan
Michael G. Ryan, Vice President